Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 8 DATED OCTOBER 14, 2022

TO THE PROSPECTUS DATED MAY 27, 2022

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated May 27, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the acquisition of a retail portfolio through a joint venture;

•	to disclose the transaction price for each class of our common stock as of November 1, 2022;

•	to disclose the calculation of our September 30, 2022 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to update the “Experts” section of the Prospectus.

Acquisition of Retail Portfolio

In September 2022, we acquired a grocery-anchored retail portfolio consisting of five properties located in various markets throughout Florida through a joint venture, of which we own 95%. The joint venture’s purchase price for the portfolio was $137.9 million, which includes the assumption of mortgages totaling $69.7 million. The 500,000 square foot portfolio is 98% leased and each property is anchored by a dominant regional grocer, which occupies 45% of the portfolio’s gross leasable area.

November 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2022 (and repurchases as of October 31, 2022) is as follows:

Transaction Price (per share)
Class T	$13.06
Class S	$12.92
Class D	$13.09
Class I	$13.04

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of September 30, 2022. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2022 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our

VGN-NREIT-1022P

website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of September 30, 2022, our properties have been appraised in accordance with our valuation guidelines and such appraisals were prepared by our independent valuation advisor.

The following table provides a breakdown of the major components of our NAV as of September 30, 2022 ($ and shares in thousands):

Components of NAV	September 30, 2022
Investments in real property	$2,120,336
Investments in commercial mortgage loans	217,951
Investments in international affiliated funds	122,958
Investments in real estate-related securities	93,541
Investments in real estate debt	91,369
Cash and cash equivalents	86,754
Restricted cash	66,491
Other assets	11,000
Debt obligations	(460,900)
Subscriptions received in advance	(65,432)
Other liabilities	(56,009)
Stockholder servicing fees payable the following month(1)	(558)
Non-controlling interests in joint venture	(4,550)

Net Asset Value	$2,222,951
Net asset value attributable to preferred stock	129

NAV attributable to common stockholders	$2,222,822

Number of outstanding shares of common stock	169,640

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of September 30, 2022, we have accrued under GAAP approximately $44.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of September 30, 2022 ($ and shares in thousands, except per share data):

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value attributable to common stockholders	$217,176	$552,956	$104,764	$945,628	$402,298	$2,222,822
Number of outstanding shares	16,626	42,786	8,001	72,496	29,731	169,640

NAV per share as of September 30, 2022	$13.06	$12.92	$13.09	$13.04	$13.53

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2022 valuations, based on property types. Once we have appraisals for more than one retail property, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	5.88%	4.63%
Multifamily	6.36	4.39
Office	6.87	6.27
Healthcare	7.21	6.06
Self-Storage	7.35	4.85
Single-Family Housing	6.91	5.10

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values	Self- Storage Investment Values	Single- Family Housing Investment Values
Discount Rate	0.25% decrease	2.14%	2.03%	2.00%	2.04%	1.92%	1.79%
(weighted average)	0.25% increase	(2.01)%	(1.98)%	(1.92)%	(2.00)%	(1.92)%	(1.79)%
Exit Capitalization Rate	0.25% decrease	4.23%	3.94%	2.81%	2.84%	3.46%	2.98%
(weighted average)	0.25% increase	(3.75)%	(3.67)%	(2.57)%	(2.68)%	(3.08)%	(2.98)%

Status of our Current Public Offering

In our initial public offering, which terminated on July 2, 2021, we sold 36,357,402 shares of our common stock resulting in gross offering proceeds of $394,406,639. Our follow-on offering was declared effective by the SEC and commenced on July 2, 2021. In our follow-on offering, we are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion on shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 111,491,000 shares of our common stock (consisting of 11,265,807 Class T shares, 34,726,830 Class S shares, 5,885,151 Class D shares, and 59,613,212 Class I shares) in this offering, resulting in gross offering proceeds of $1,390,443,574. We intend to continue selling shares in this offering on a monthly basis.

Experts

The following disclosure is added to the “Experts” section of our Prospectus.

The amount of the estimated market values of our investments in real property and investments in commercial mortgage loans as of September 30, 2022 presented on page 2 of this Supplement under the section “September 30, 2022 NAV Per Share” has been prepared by SitusAMC Real Estate Valuation Services, LLC (formerly known as RERC, LLC), an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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